UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 21, 2006

ELGRANDE INTERNATIONAL, INC.
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(Exact Name of Registrant as Specified in Its Charter)


|          Nevada          |       000-25335       |       88-0409024       |
| --------------------------- | ---------------------- | ---------------------- |
| (State or Other Jurisdiction | (Commission | ( I.R.S. Employer |
|    of Incorporation)     |     File Number)      |   Identification No.)  |

       1450 Kootenay Street, Vancouver, B.C., Canada          V5K4R1
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            (Address of Principal Executive Offices)      (Zip Code)

Registrant's telephone number, including area code: (604)689-0808


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            Former name or former address, if changed since last report


Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of
the following provisions (see General Instruction A.2. below):

{ } Written communications pursuant to Rule 425 under the Securities Act (17
CFR 230.425)

{ } Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
CFR 240.14a -12)

{ } Pre-commencement communications pursuant to Rule 14d-2(b) under the
Exchange Act (17 CFR 240.14d -2(b))

{ } Pre-commencement communications pursuant to Rule 13e-4(c) under the
Exchange Act (17 CFR 240.13e -4(c))
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Item 1.02  Termination of a Material Definitive Agreement.


On June 21, 2006, Elgrande International, Inc. ("we" or the "Company") was informed verbally by a sales representative of a division of Walther-Glas GmbH & Co. KG that Walther-Glas was terminating their agreement with the Company, which is inconsistent with the terms of our agreement with Walther-Glas and our recent working relationship with them.  We have not received any confirmation of this advice from Walther-Glas, and we have requested clarification in writing of Walther-Glas's position.

Section 7—Regulation FD

Item 7.01   Regulation FD Disclosure.

See attached press release.


Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

    Exhibit No.                      Description


    99.1                 Press Release dated July 12, 2006.

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                          SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934,
the Company has caused this report to be signed on its behalf by the
undersigned, thereunto duly authorized.

                          ELGRANDE.COM, INC.


                          By /s/ MICHAEL F. HOLLORAN
                             -----------------------------
                             Michael F. Holloran
                             President
Date: July 12, 2006


                          EXHIBIT INDEX

Exhibit No.              Description
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    99.1                 Press Release dated July 12, 2006.
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**ELGRANDE TO BEGIN PRODUCTION OF GINGER KELLY LINE IN CHINA DUE TO DIFFICULTIES IN DELIVERY OF LOVE PLATES PRODUCT**

VANCOUVER, BC. - July, 12 2006 – Elgrande International (OTCBB:EGDI) announced today that they are accelerating strategic plans to manufacture the Ginger Kelly line of artist designed glassware in China. Steadily increasing sales of the Ginger Kelly line have made production in China, which provides increased production capabilities and higher profit margins, very attractive.

Sales of this popular line of glassware have grown significantly. The Company's inability to meet demand for the glassware has necessitated the acceleration of plans designed to improve both pricing and production capacity. The Company expects to be ready to launch its expanded line under the new name "Ginger Kelly Collection" in the fall of 2006.

The Company has experienced ongoing problems securing on-time delivery of products produced by Walther-Glas GmbH & Co. KG. As a result, sales of Walther-Glas Love Plates have not met both parties' expectations, and the value of the Company's exclusive rights to the distribution of the Love Plates product within the North American market has declined. The Company has asked Walther-Glas for clarification of the status of its relationship with Walther-Glas, and expects that the exclusive arrangements with this supplier will be substantially modified or terminated.

Michael Holloran, Chief Executive Officer of Elgrande International, added, "The difficulties we are experiencing with the Love Plates product have forced us to accelerate plans which began in mid 2005 to introduce higher margin, higher production, artist designed products to meet the demands of our customers. The skill level of the Chinese glass blowers is equal to that of Europe, and combined with higher production capacity and lower manufacturing costs, gives us more flexibility to meet increasing market demand. This is an inevitable move that will also allow us to expand the market for the Ginger Kelly Collection beyond North America, thereby greatly increasing shareholder value."

**About Elgrande International**

Elgrande International (www.elgrande.com) specializes in sourcing, importing, marketing and distributing unique artist designed quality products in the medium to high-end home décor tabletop market. Their products are exclusively produced for the North American home décor and giftware sectors. The Company has a North American sales and distribution infrastructure that services approximately 650 customers that include independent retailers and national key accounts. Elgrande was the winner of the 2003 CGTA "Best New Giftware" award (www.cgta.org).

**Safe Harbor Provision**
This press release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include "…will also allow us to expand the market for the Ginger Kelly Collection beyond North America, thereby greatly increasing shareholder value" and are based on the Company's current expectations as to future events. However, the forward-looking events and circumstances discussed in this press release might not occur, and actual results could differ materially from those anticipated or implied in the forward-looking statements. Risk factors include, lack of inventory

financing, foreign currency fluctuations, availability of product, uncertainty concerning market acceptance of its products, competition and other risk factors as outlined in the Company's SEC filings.

**Contact Information**

| FOCUS Partners LLC | Register Online at |
|---|---|
| Alison Hart | invest@elgrande.com |
| ah@focuspartners.com | www.elgrande.com |
| 212-755 4884 | 800-900-8830 |